Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated February 2, 2015

Fantex, Inc.

On January 27, 2015, The ETF Store Show broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”) and the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers,” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu and Fantex Series Alshon Jeffery, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering” and “Michael Brockers Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986 and 333-201677, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement” and the “Michael Brockers Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014. The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, The ETF Store Show president Nate Geraci references “[Vernon] Davis’[s] stock,” “Vernon Davis stock” and “[Mohamed] Sanu’s [stock].” Mr. French references “hav[ing] a financial interest in Mohamed Sanu’s brand income.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”).  Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, The ETF Store Show president Nate Geraci references “stock linked to the earnings of professional athletes,” “tracking stock tied to Mohamed Sanu’s earnings,” and “stock tied to the earnings of ... EJ Manuel.” Mr. French refers to “[Vernon Davis’s] future cash flow,” “cash flows associated with [the athletes’] brands,” “the cash flow [of Mohamed Sanu],” “acquir[ing] 10% of [Mohamed Sanu’s] future cash flow stream,” “acquir[ing] 10% of [Vernon Davis’s] future cash flow” and “collect[ing] the cash flow.” Mr. French states that “EJ Manuel got benched … so the expectation of cash flow ... [is going to] go down” and that “[Mohamed Sanu] owes [the Company] 10% of everything his brand makes.”  The ETF Store Show host Jason Lank references “tracking stock track[ing an athlete’s] football earnings.” Mr. Geraci references that “[an athlete’s] NFL playing contract … endorsements or appearance fees … appearance fees at Super Bowl parties or endorsement stuff around the Super Bowl … [and] anywhere from $5,000 to $50,000 to make appearances at certain events [are included in the brand of an athlete, but not] what we would deem his consumer persona” and that “an investment through [an athlete’s] financial advisor … [has to do with an athlete’s] consumer persona [and] would not be included [in brand income].” Mr. French refers to “[the Company acquiring interest in an athlete’s] current and future NFL playing contracts, [an athlete’s] endorsements, [an athlete’s] appearance fees … include[ing] his post career.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). Pursuant to the Brand Contracts, the Company has acquired the right to co-invest in any individual or entity, including the right to purchase any stock or other equity interests (including membership interests and partnership interests), in which the Contract Party receives a right or opportunity to invest. A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, The ETF Store Show president Nate Geraci refers to “see[ing] every Sunday … how [an athlete’s] performance is relative to a major component of [the athlete’s] cash flow which is [the athlete’s] playing contract[].” The Company clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  During the Broadcast, The ETF Store Show president Nate Geraci states, “[I]n November, tracking stock tied to Mohamed Sanu’s earnings began trading.” Mr. French states that the “Fantex Mohamed Sanu Offering started trading … in September, October.” Mr. French refers to “pay[ing] Mohamed Sanu … $1.6 million” and “acquir[ing] 10% of [Mohamed Sanu’s] future cash flow stream for about $1.6 million.” The Company clarifies that the Mohamed Sanu Registration Statement was declared effective by the SEC on October 27, 2014 and the Mohamed Sanu Offering closed on November 3, 2014, at which time trading began. The Company further clarifies that on November 3, 2014, as consideration for the acquired brand income (“ABI”) under the Mohamed Sanu Brand Contract, the Company paid Mohamed Sanu approximately $1.56 million (less $78,000 to be held in escrow until six months of consecutive payments due under the Mohamed Sanu Brand Contract have been timely delivered to the Company) less ABI due to the Company under the Mohamed Sanu Brand Contract for the period between May 14, 2014 and November 3, 2014.

•                  During the Broadcast, Mr. French references that “[Mohamed Sanu has the] potential to earn … $30 plus million … about $30 million gross in his playing career.” The Company clarifies that, based on its discounted cash flow analysis, the Company estimated that Mohamed Sanu would earn approximately $28.8 million gross during his playing career without discounting to present value. A more detailed description of Mohamed Sanu’s estimated brand income is available in the Mohamed Sanu Registration Statement. A more detailed description of each Contract Party’s estimated brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French references that the Company “keep[s] 5% for Fantex, Inc. … our revenue stream” and “10% we reinvest back into the brand.” The Company clarifies that, pursuant to its Management and Attribution Policies, the Company expects generally (though not necessarily) that the ABI to be attributed for each of the Tracking Stocks will be 95% of the income from the related Brand Contract. The remaining 5% of ABI will be attributed to the platform common stock of the Company. The Company also attributes any and all of its liabilities, costs and expenses that are directly attributable to such Tracking Stock, such as the direct costs arising out of the Company’s promotion of the brand linked to such Tracking Stock or arising out of or related to the maintenance and enforcement of the related Brand Contract. A more detailed description of the Company’s Management and Attribution Policies is available in the Registration Statements.

•                  During the Broadcast, The ETF Store Show president Nate Geraci references that “Vernon Davis stock has already paid dividends twice.” Mr. French references that “Vernon Davis has already paid out two [dividends],” “[w]e absolutely intend to pay dividends,” “[w]e expect to pay dividends out quarterly, if and when declared by the rule board and available” and “85% will be dividended out to shareholders on a quarterly basis when available and declared by the board.” The Company clarifies that it declared a dividend of $0.70 per share of Fantex Vernon Davis, paid on August 18, 2014 to record holders of such shares at the close of business on August 15, 2014, and a dividend of $0.30 per share of Fantex Vernon Davis, paid on November 26, 2014 to record holders of such shares at the close of business on November 25, 2014. The Company further clarifies that it intends to pay a majority of the cash flow stream it receives from each Brand Contract, after offsetting any expenses of the Company and expenses associated with any brand building activities intended to assist in enhancing a Contract Party’s brand, as dividends to shareholders. The board of directors is permitted, but not required, to declare and pay dividends on the Company’s Tracking Stocks. The Company intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding, equal to an amount in excess of 20% of the “available dividend amount,” as defined in the Registration Statements, for each such tracking stock, provided such dividend is not expected to have a material impact on the Company’s liquidity or capital resources. The Company’s board of directors may change its dividend policy at any time and from time to time. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  During the Broadcast, The ETF Store Show president Nate Geraci references that “contracts aren’t always guaranteed or a significant portion of the contract may not be guaranteed.”  Mr. French refers to an athlete “diversify[ing the athlete’s] risk portfolio a bit by selling a small portion to the public [through Fantex].” The Company clarifies that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Recorded Interview
DATE:	January 27, 2015
PROGRAM:	“Finn Partners Interview”
SUBJECT:	Nate Geraci of The ETF Store Show and Buck French with Fantex

Nate Geraci, President, The ETF Store Show:

Hi.  This is Nate Geraci, President of The ETF Store.  Thanks for listening.  We hope you enjoy the Podcast and please visit etfstore.com for more helpful information on ETFs and investing.  I’m now pleased to welcome to the show Buck French, CEO and Co-Founder of Fantex.  They’re based out in San Francisco and Fantex offers the ability to invest in stock linked to the earnings of professional athletes.  Buck is now joining us via phone.  Buck great to have you back on the show.

French:

Many thanks for having me.  Appreciate it.

Geraci:

Well, Buck, when we had you on the show back in July and we had a great response to that show by the way, with the Super Bowl this Sunday, we thought this would be the perfect time to have you back on the program.  And, let’s first start by walking through exactly how Fantex tracking stock works.  And, let’s use Mohamed Sanu as an example.  He’s a wide receiver for the Cincinnati Bengals.  And, back in November, tracking stock tied to Mohamed Sanu’s earnings began trading.  Can you walk us through the entire process here?  I guess from Fantex signing Sanu to the IPO and then now this ability for investors to buy or sell the stock.

French:

Sure.  So, we go through evaluation process with the athlete and their team to come up with an estimate for their gross future cash flows.  In, in the case of Mohamed Sanu we estimated he has the potential to earn about $30 million gross in his playing career.  We then discount by that at a discount to adjust for risk.  So, we acquired 10% of that future cash flow stream for about $1.6 million.  So, just shy of a 50% haircut to our gross estimate.  Obviously, that’s to compensate investors for risk.  We raise the capital to pay Mohamed Sanu his $1.6 million to acquire that 10% future interest in the cash flow stream by registering a security with the SEC and selling it to the general public via Fantex.com or through retail broker partners.  When we have that offering pulled up and complete, we close the transaction.  We pay Mohamed Sanu his—the agreed upon cash, the $1.6 million and in return as of the effective date of the contract he owes us 10% of everything his brand makes.  Now, that’s made up of what he makes.  His current and future NFL playing contracts, his endorsements, his appearance fees.  All of that kind of stuff is wrapped into that to include his post career for that matter.  So, that’s really how the transaction works.  We closed the—we raised capital, we closed it and as you mentioned the Fantex Mohamed Sanu Offering started trading I think it was sometime in September, October.

Jason Lank, Host, The ETF Store Show:

Buck, this is Jason Lank alongside Nate.  You mentioned the word brand.  As an initial investor, I’m thinking this tracking stock tracks his football earnings.  But, you’re talking about brand that encompasses many different aspects.  Give us an example of something football related that would be included in that definition of brand, and maybe a definition or an item that would not be included in the definition of brand just to help us flush that out.

Geraci:

Sure.  So, what is included you know absolutely his NFL playing contract.  Obviously, that’s related to football.  When he does endorsements or appearance fees, so, it’s big week for players leading up to the Super Bowl guys who aren’t in the game to do appearance fees at Super Bowl parties or endorsement stuff around the Super Bowl.  So, guys get paid anywhere from $5,000 to $50,000 to make appearances at certain events.  So, that would be included as well.  What’s not included is anything that’s not related to, what we would deem his consumer persona.  So, he makes an investment through his financial advisor.  He makes money on that investment.  That has nothing to do with what his consumer persona is.  That would not be included.

Geraci:

Buck, from the player’s perspective, why is this an attractive option to them?  And, obviously, in the NFL we know that contracts aren’t always guaranteed or a significant portion of the contract may not be guaranteed.  Is the idea here, obviously, to get an upfront contract and have some guaranteed earnings?  Is it to grow the brand?  How does the player view this?

French:

It’s really both.  It’s to, you know, bird in the hand versus two in the bush.  You know, to take some upfront cash off the table to protect your downside, to diversify, as you guys were talking about before.  You know, prior to Fantex, the player would own a 100% of the risk.  Now, what they can do is actually diversify their risk portfolio a bit by selling a small portion to the public.  So, he still, in the case of Mohamed Sanu, owns 90% of the future brand income.  So, he owns 90% of the risk associated with that.  But, he’s diversified a bit by taking 10% off the table.  Secondly, that brand component that you mentioned, if you think about, in today’s world, the average person has about 150 social media followers.  And, so, when you marry that with the concept of an investment and you actually could have an impact on amplifying the brand.  In other words, if I have a financial interest in Mohamed Sanu’s brand income, financial security that’s linked to that brand income, then at the end of the day we believe that that person is gonna help promote the brand.  And, we can do that very cost effectively today through social media.

Geraci:

We’re visiting with Buck French, CEO and Co-Founder of Fantex.  Buck, these Fantex shares can pay dividends.  I know that Vernon Davis stock has already paid dividends twice.  Of course, Vernon Davis is a tight end with the San Francisco 49ers.  How does this process work?

French:

So, we absolutely intend to pay dividends as you mentioned.  Vernon Davis has already paid out two.  We expect to pay dividends out quarterly, if and when declared by the rule board and available obviously.  So, our younger players don’t make as much as our more established players like Vernon Davis.  So, that obviously impacts the cash flow stream.  We believe that that dividend payout, that yield concept for the investor is an incredibly important aspect to them wanting to help promote the brand and then hence further hopefully create greater cash flow opportunities.  So, the way it works is we collect a percentage.  In the case of Vernon Davis,  we acquired 10% of his future cash flow for $4 million.  As he earns it, you know he makes anywhere between $5, $6, $7 million bucks a year.  We collect that cash flow.  As we collect the cash flow, we pay—we keep 5% for Fantex Inc.  That’s our revenue stream.  Approximately 10% we reinvest back into the brand.  So, content stuff, diversifying, differentiating the audience for the athlete’s brand.  And, then approximately 85% will be dividended out to shareholders on a quarterly basis when available and declared by the board.

Geraci:

Now, in addition to Mohamed Sanu and Vernon Davis, Fantex also offers stock tied to the earnings of Buffalo Bill’s quarterback EJ Manuel.  And, I was looking, currently both Manuel’s and Davis’ stock is down from where it initially was offered.  But, Sanu’s is up and of course Manuel was benched earlier in the year.  I know Davis has fought through some injuries.  Do the prices of these stocks actually help to validate your model since the stocks are reacting in real-time to what’s happening with the careers of these players?

French:

Yeah.  You know I think at the end of the day, I can’t, you know, the market’s gonna pick the price the market thinks it is.  It is still a thinly traded market.  So, as we continue to generate awareness, we believe that it’ll be more of an accurate reflection as any market is when it creates greater liquidity.  But, at the end of the day, I think it’s a reflection of what people’s expectations are for the cash flows associated with these brands.  You know, Mohamed Sanu, when we valued him was valued as a number 3 receiver.  He showed this past year he performed when AJ Green and Marvin Jones were hurt.  He was the number one receiver for the Bengals for 4 games and he delivered.  You know you average I think about a 100 yards per game.  So, all of a sudden, people were like wow.  He’s actually pretty good.  He got a shot.  Stepped up.  With the expectations, the cash flow is higher.  As you mentioned, EJ Manuel got benched for part of the season, even though from my perspective his stats were—has showing that he was a developing quarterback in doing pretty well relative to others at that point in their career.  But, that was the coach’s decision, so the expectation of cash flow… my guess was that it’s gonna go down.  So, I think that we are absolutely you know the marketing in display what markets do and at the end of the day the fascinating part of Fantex will be over time as the market becomes more and more established.  This is probably, in my opinion, the most transparent market place, you know on earth.  Because, you can actually every Sunday see how their performance is, relative to a major component of their cash flow stream which is their playing contracts.  But, it’s gonna be fascinating.

Lank:

Buck, as a sports fan, I find this fascinating.  As an investor, I’m normally a little, just a little conservative.  And, I think to myself, what is the potential downside?  The one that comes to my mind is, you know this athlete has you know for an upfront you know pretty big check you know, sold off future earnings but I still want him to have the incentive to go out and earn those earnings.  You know, I don’t want him being dumb, fat and happy.  So to speak.  Is that why you’ve got the 10%, 90% split rather than 20/80, 30/70, 40/60.  I mean you’re—am I correct in saying he’s still got 90% out there?  He’s gotta go earn.

French:

Yeah, I mean absolutely.  We would, by our own definition but we would never acquire more than 30%.  We always want the vast majority in the hands of the person who’s earning it.  It’s just smart business.  So, you know, these checks relative to their earning power are small.  You know, if you have the potential to earn in EJ Manuel’s case, north of $100 million, if he’s a successful starter in the NFL, is $5 million of motivation not to work hard?  I’d say no.  Same with Mohamed Sanu.  You’ve have the potential to earn you know $30 plus million.  Is a million and a half bucks gonna make you lazy?  I don’t think so.  I think it’s just a smart financial move by these guys from a diversification standpoint of their own personal you know portfolio.  And, it’s a smart branding play.  The success of this will create greater awareness which continue to greater opportunity.

Geraci:

Again, we’re visiting with Buck French, CEO and Co-Founder at Fantex.  They offer the ability to invest in stock linked to the earnings of professional athletes.  Buck, looking ahead, I know you’re currently in the IPO period with Chicago Bears’ wide receiver Alshon Jeffery.  You’re selling close to 836,000 shares at $10 a share.  I’m just curious how’s that process going?

French:

Great.  You know we’re excited and fortunately we were in the kick off stage with our district, you know, our retail partners in New York City and we were gonna kick it off this past Monday but it clearly the storm kind of put a damper on that in New York.  So, things are going well.  We’re excited about closing that transaction in the near future and working with Alshon and his team.  You know he’s been—done extremely well in its first three years as a professional athlete.  He’s a Pro Bowl wide receiver from Chicago Bears which is a great market.  So, we look forward to great things working with him.

Geraci:

Yeah.  I also saw that you recently had a regulatory filing for Michael Brockers.  He’s a defensive tackle with the St. Louis Rams and a first round draft pick back in 2012.  What’s next in that process?

French:

So, we filed his S-1 as you mentioned and we’re gonna get through the Fantex Alshon Jeffery Offering first and through the SEC process for registering the security and then we’ll kick off the offering period.

Geraci:

Alright, Buck, before we let you go here do you have a Super Bowl pick for us for this weekend?

French:

You know, this is a very, very difficult one for me.  You know, I grew up outside New York City and I’m a New York Giants fan so I can’t, you know, I’m not a fan of the New England Patriots although I like the players.  Some of them which we would love to work with.  And, two, I now live in San Francisco and I’m a 49ers fan.  And, you know, we partner with Vernon Davis, been a friend with Vernon Davis so I really can’t stand the Seahawks.  So, I think I’m just gonna take a pass on picking either team and enjoy the show.  But, I would be checking the inflation of the football if I was the Seahawks.

Geraci:

Yeah, I think one thing we can say is that footballs will likely be properly inflated.

French:

Yeah, that’s my guess as well.  My guess as well.

Geraci:

Well, Buck, we’ll have to leave it there.  We certainly appreciate you joining us this morning.  And, enjoy the game this weekend.

French:

Yeah.  You too.  Either which way it’ll be entertaining I’m sure.

Geraci:

I hope so.  That was Buck French, CEO and Co-Founder of Fantex.  And, if you’d like to learn more about their pro athlete tracking stock, you can visit fantex.com.  That’s F-a-n-t-e-x.com.

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